UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER ANNOUNCES PRICING OF US$500 MILLION 5.150% NOTES DUE 2022 OFFERING

São Paulo, Brazil, June 12, 2012 – Embraer S.A. (“Embraer”) (NYSE: ERJ; BOVESPA: EMBR3) today announced that it has priced an offering of US$500 million 5.150% notes due 2022. The notes have been registered under the U.S. Securities Act of 1933 and are expected to be listed on the New York Stock Exchange (the “NYSE”).

The notes will bear interest at a rate of 5.150% per annum payable semi-annually. The notes will mature on June 15, 2022 and will be issued and sold at 100% of the principal amount.

Embraer will use the net proceeds from the offering for general corporate purposes, including to fund working capital needs.

The joint bookrunners for the offering are Citigroup, Itaú BBA and Morgan Stanley.

Embraer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of the notes. Before you invest, you should read the prospectus and related prospectus supplement and other documents that Embraer has filed with the SEC for more complete information about Embraer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus and related prospectus supplement relating to the offering may also be obtained from Citigroup, at Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, or by telephone at 1-800-831-9146 or e-mail at batprospectusdept@citi.com, Itaú BBA, at Itau BBA USA Securities, Inc., 767 Fifth Avenue, 50th Floor, New York, New York 10153, or by telephone at 1-888-770-4828, or Morgan Stanley, at Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, or by telephone at 1-866-718-1649 or email at prospectus@morganstanley.com.

This press release is not an offer to sell, nor a solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

This press release may include declarations about Embraer’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Embraer cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the markets in which Embraer operates; (b) the global economy; (c) capital markets; (d) the aircraft production business and its dependence upon the global economy, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Embraer operates. To obtain further information on factors that may give rise to results different from those forecast by Embraer, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM) and with the SEC, including Embraer’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2012

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer